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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549
                             ---------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)
                          TENDER OFFER STATEMENT UNDER
                         SECTION 14(D) (L) OR 13(E) (L)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                       CORRECTIONS CORPORATION OF AMERICA
                       (Name of Subject Company (Issuer))
                       CORRECTIONS CORPORATION OF AMERICA
                       (Names of Filing Person (Offeror))

                SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK
                         (Title of Class of Securities)

                          22025Y 30 8 AND 74264N 30 3
                     (CUSIP Number of Class of Securities)

                                JOHN D. FERGUSON
                            CHIEF EXECUTIVE OFFICER
                       CORRECTIONS CORPORATION OF AMERICA
                           10 BURTON HILLS BOULEVARD
                              NASHVILLE, TN 37215
                                 (615) 263-3000

                 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:
                            F. MITCHELL WALKER, JR.
                             BASS, BERRY & SIMS PLC
                        315 DEADERICK STREET, SUITE 2700
                           NASHVILLE, TENNESSEE 37238
                                 (615) 742-6200

                           CALCULATION OF FILING FEE

TRANSACTION
 VALUATION*   AMOUNT OF FILING FEE**
-----------   ----------------------
$109,328,622          $8,845

 * Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $26.00 (the per share tender offer price) by 4,204,947, the number of shares of Correction Corporation of America's Series B Cumulative Convertible Preferred Stock sought in the Offer.

** The amount of the filing fee equals $80.90 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

 [ ] Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:  N/A                                        Filing Party: N/A
   Form or Registration No.: N/A                                       Date Filed:  N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

        [ ] third-party tender offer subject to Rule 14d-1.

        [X] issuer tender offer subject to Rule 13e-4.

        [ ] going-private transaction subject to Rule 13e-3.

        [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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

                                  SCHEDULE TO

     This Tender Offer Statement on Schedule TO ("Schedule TO") is being filed by Corrections Corporation of America, a Maryland corporation, pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with its offer to purchase for cash up to 4,204,947 shares of its Series B Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 2, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l)(A) and (a)(l)(B), respectively (which, together with any supplements or amendments thereto, collectively constitute the "Offer").

     The information in the Offer, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference with respect to items 1-11 of this Schedule TO, except as otherwise set forth below.

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in the Offer to Purchase in the section titled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The name of the issuer is Corrections Corporation of America ("CCA"). The address of CCA's principal executive offices is 10 Burton Hills Boulevard, Nashville, Tennessee 37215. CCA's telephone number is (615) 263-3000.

     (b) The information set forth in the Offer to Purchase in the section titled "Summary Term Sheet" is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase in the section titled "Certain Information About the Shares" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The name of the filing person is Corrections Corporation of America. CCA is the subject company. The address of CCA's principal executive offices is 10 Burton Hills Boulevard, Nashville, Tennessee 37215. CCA's telephone number is
(615) 263-3000.

     Pursuant to Instruction C to Schedule TO, the following persons are the directors and/or executive officers of CCA:

NAME                                                      POSITION
----                                                      --------
William F. Andrews.............  Chairman of the Board
John D. Ferguson...............  President, Chief Executive Officer and Vice-Chairman of the
                                 Board
James A. Seaton................  Executive Vice President and Chief Operating Officer
Irving E. Lingo, Jr............  Executive Vice President and Chief Financial Officer
G.A. Puryear, IV...............  Executive Vice President, General Counsel and Secretary
Ken A. Bouldin.................  Executive Vice President and Chief Development Officer
David M. Garfinkle.............  Vice-President, Finance
Todd J. Mullenger..............  Vice-President, Treasurer
Jimmy Turner...................  Vice-President, Operations
Lucius E. Burch, III...........  Director
John D. Correnti...............  Director
John R. Horne..................  Director
C. Michael Jacobi..............  Director
Thurgood Marshall, Jr..........  Director
Charles L. Overby..............  Director

NAME                                                      POSITION
----                                                      --------
John R. Prann, Jr..............  Director
Joseph V. Russell..............  Director
Henri L. Wedell................  Director

     The business address and telephone number of each of the above directors and executive officers is c/o Corrections Corporation of America, 10 Burton Hills Boulevard, Nashville, Tennessee 37215 and (615) 263-3000.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)(1)(i)      The information set forth in the Offer to Purchase in the
               sections titled "Summary Term Sheet" and "Terms of the
               Offer -- General" is incorporated herein by reference.
(a)(1)(ii)     The information set forth in the Offer to Purchase in the
               sections titled "Summary Term Sheet," "Terms of the Offer,"
               "Effect of the Offer on the Market for the Shares" and
               "Certain Information About the Shares" is incorporated
               herein by reference.
(a)(1)(iii)    The information set forth in the Offer to Purchase in the
               sections titled "Summary Term Sheet," "Terms of the
               Offer -- General" and "Terms of the Offer -- Extension of
               Tender Period; Termination; Amendment" is incorporated
               herein by reference.
(a)(1)(iv)     Not applicable.
(a)(1)(v)      The information set forth in the Offer to Purchase in the
               sections titled "Summary Term Sheet" and "Terms of the
               Offer -- Extension of Tender Period; Termination; Amendment"
               is incorporated herein by reference.
(a)(1)(vi)     The information set forth in the Offer to Purchase in the
               sections titled "Summary Term Sheet" and "Terms of the
               Offer -- Withdrawals of Tenders" is incorporated herein by reference.
(a)(1)(vii)    The information set forth in the Offer to Purchase in the
               sections titled "Summary Term Sheet," "Terms of the
               Offer -- Procedure for Tendering Shares" and "Terms of the
               Offer -- Withdrawal of Tenders" is incorporated herein by
               reference.
(a)(1)(viii)   The information set forth in the Offer to Purchase in the
               sections titled "Summary Term Sheet" and "Terms of the
               Offer -- Acceptance for Payment and Payment for Shares" is
               incorporated herein by reference.
(a)(1)(ix)     The information set forth in the Offer to Purchase in the
               sections titled "Summary Term Sheet" and "Terms of the
               Offer -- Acceptance for Payment and Payment for Shares" is
               incorporated herein by reference.
(a)(1)(x)      The information set forth in the Offer to Purchase in the
               sections titled "Summary Term Sheet" and "Effect of the
               Offer on the Market for the Shares" is incorporated herein by reference.
(a)(1)(xi)     Not applicable.
(a)(1)(xii)    The information set forth in the Offer to Purchase in the
               sections titled "Summary Term Sheet" and "Certain Federal
               Income Tax Consequences" is incorporated herein by
               reference.
(a)(2)(i-vii)  Not applicable.
(b)            The information set forth in the Offer to Purchase in the
               section titled "Interests of Directors and Executive
               Officers; Transactions and Arrangements Concerning the
               Shares" is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) The information set forth in the Offer to Purchase in the sections titled "Interests of Directors and Executive
               Officers; Transactions and Arrangements Concerning the
               Shares" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the Offer to Purchase in the section titled "Summary Term Sheet," "Introduction,"
               "Purpose of the Offer" and "Sources and Amount of Funds" is incorporated herein by reference.
(b) The information set forth in the Offer to Purchase in the section titled "Purpose of the Offer" is incorporated herein by reference.
(c)(1-10) The information set forth in the Offer to Purchase in the sections titled "Introduction," "Purpose of the Offer" and "Sources and Amount of Funds" is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

(a) The information set forth in the Offer to Purchase in the sections titled "Summary Term Sheet" and "Sources and Amount of Funds" is incorporated herein by reference.
(b) The information set forth in the Offer to Purchase in the sections titled "Summary Term Sheet," "Introduction,"
               "Sources and Amount of Funds" and "Terms of the Offer --
               Conditions to the Offer" is incorporated herein by reference.
(d) The information set forth in the Offer to Purchase in the sections titled "Introduction" and "Sources and Amount of Funds" is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the Offer to Purchase in the section titled "Interests of Directors and Executive
               Officers; Transactions and Arrangements Concerning the
               Shares" is incorporated herein by reference.
(b) The information set forth in the Offer to Purchase in the section titled "Interests of Directors and Executive
               Officers; Transactions and Arrangements Concerning the
               Shares" is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Offer to Purchase in the sections titled "Summary Term Sheet," "Dealer Manager,
               Information Agent and Depositary," "Solicitation Fees" and
               "Miscellaneous" is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

(a)(1) Incorporated herein by reference from pages F-5 through F-72 of CCA's Annual Report on Form 10-K for the fiscal year ended December 31, 2002.
(a)(2)         Not applicable.
(a)(3) The information set forth in the Offer to Purchase in the section titled "Ratio of Earnings to Fixed Charges" is incorporated herein by reference.
(a)(4) The book value per share of the Series B Preferred Stock as of December 31, 2002 was $24.46.

     Copies of the financial statements incorporated herein by reference pursuant to clauses (a)(1-4) of this Item 10 can be obtained as provided in the sections of the Offer to Purchase titled "Where You Can Find Additional Information" and "Incorporation of Information by Reference."

(b)(1-3) The information set forth in the Offer to Purchase in the sections titled "Ratio of Earnings to Fixed Charges" and "Unaudited Pro Forma Condensed Consolidated Financial
               Information" is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION

(a)(1-2) The information set forth in the Offer to Purchase in the sections titled "Interests of Directors and Executive
               Officers; Transactions and Arrangements Concerning the
               Shares" and "Certain Legal Matters and Regulatory Approvals" is incorporated herein by reference.
(a)(3-4)       Not applicable.
(a)(5)         None.
(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.

ITEM 12.  EXHIBITS.

(a)(1)(A)      Offer to Purchase, dated April 2, 2003.
(a)(1)(B)      Letter of Transmittal.
(a)(1)(C)      Form of Letter to Clients for use by Brokers, Dealers,
               Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)      Form of Letter from Lehman Brothers Inc. to Brokers,
               Dealers, Commercial Banks, Trust Companies and Other
               Nominees.
(a)(1)(E)      Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.
(a)(2)         None.
(a)(3)         Not applicable.
(a)(4)         Not applicable.
(a)(5)         Summary Advertisement.
(b)            None.
(d)            None.
(g)            Not applicable.
(h)            Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        CORRECTIONS CORPORATION OF AMERICA

                                        By:      /s/ DAVID M. GARFINKLE
                                           -------------------------------------
                                               Name: David M. Garfinkle
                                               Title:  Vice President, Finance

Dated: April 2, 2003

                                 EXHIBIT INDEX

 EXHIBIT NO.                           DESCRIPTION
 -----------                           -----------
(a)(1)(A)      Offer to Purchase, dated April 2, 2003.
(a)(1)(B)      Letter of Transmittal.
(a)(1)(C)      Form of Letter to Clients for use by Brokers, Dealers,
               Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)      Form of Letter from Lehman Brothers Inc. to Brokers,
               Dealers, Commercial Banks, Trust Companies and Other
               Nominees.
(a)(1)(E)      Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.
(a)(5)         Summary Advertisement.